UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

QuinStreet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74874Q 10 0

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874Q 10 0		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Split Rock Partners, LLC

2	Check the Appropriate Box if a Member of a Group*
Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,493,422 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,493,422 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,493,422 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 7.6%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74874Q 10 0		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) SPVC V, LLC

2	Check the Appropriate Box if a Member of a Group*
Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,422,578 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,422,578 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,422,578 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 7.5%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: The name of the issuer is QuinStreet, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 950 Tower Lane, 6th Floor, Foster City, CA 94404.

Item 2(a).	Name of Persons Filing: Split Rock Partners, LLC (“Split Rock”) and SPVC V, LLC (“SPVC V”). Split Rock and SPVC V are collectively referred to herein as the “Reporting Persons”.
Item 2(b).	Address of Principal Business Office: The principal business address of each of the Reporting Persons is 10400 Viking Drive, Suite 250, Eden Prairie, MN 55344.
Item 2(c).	Citizenship: Each of the Reporting Persons is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the Common Stock is 74874Q 10 0.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank, as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).
	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:
(a)

Amount beneficially owned:

SPVC V is the record owner of 3,247,578 shares of Common Stock of the Issuer.  SPVC Affiliates Fund I, LLC (“SPVC Affiliates”) is the record owner of 70,844 shares of Common Stock of the Issuer.  James Simons, a managing director of Split Rock, is the record owner of options to purchase an aggregate of 145,000 shares of Common Stock of the Issuer, of which 145,000 shares are currently exercisable or exercisable within 60 days.  Additionally, James Simons is the record owner of 30,000 shares of Common Stock of the Issuer that were issued pursuant to a Restricted Stock Unit (RSU) award and an additional 33,783 shares of Common Stock of the Issuer issuable pursuant to an RSU award, none of which will be issued within 60 days. Pursuant to a letter agreement with SPVC V, James Simons holds these securities for the sole benefit of SPVC V.  SPVC V and SPVC Affiliates are jointly managed by Split Rock and Vesbridge Partners, LLC; however, voting and investment power over the shares has been delegated solely to Split Rock.  Split Rock has delegated all voting and investment power with respect to the shares to three individuals, who require a two-thirds vote to act.  Thus, SPVC V may be deemed to own beneficially 3,422,578 shares of Common Stock of the Issuer, including 3,247,578 shares held of record by SPVC V, an aggregate of 145,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days held by Mr. Simons and 30,000 shares of Common Stock held by Mr. Simons. Split Rock may be deemed to own beneficially 3,493,422 shares of Common Stock of the Issuer, including 3,247,578 shares held of record by SPVC V, 70,844 shares held of record by SPVC Affiliates, an aggregate of 145,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days held by Mr. Simons and 30,000 shares of Common Stock held by Mr. Simons.

The filing of this Statement shall not be construed as an admission that Split Rock is the beneficial owner of any securities covered by this Statement

(b)

Percent of class:

Split Rock:  7.6%, and SPVC V:  7.5%.  The foregoing percentages are calculated based on the 45,756,849 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the period ended September 30, 2016.

(c) Number of shares as to which Split Rock has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,493,422
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,493,422
Number of shares as to which SPVC V has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,422,578
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,422,578

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 27, 2017

SPLIT ROCK PARTNERS, LLC

By:	/s/ Stacy M. Campbell-Kraft
Stacy M. Campbell-Kraft
Its:	Authorized Representative

SPVC V, LLC

By:	/s/ Stacy M. Campbell-Kraft
Stacy M. Campbell-Kraft
Its:	Authorized Representative